Exhibit 99.7

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

LORUS THERAPEUTICS INC. COMPLETES
$25 MILLION OFFERING OF COMMON SHARES

Toronto, Ontario, April 10, 2014 - Lorus Therapeutics Inc. (TSX:LOR) (“Lorus”) is pleased to announce that it has completed today its previously announced public offering (the “Offering”) of common shares of Lorus (the “Offered Shares”).

Lorus issued a total of 50,000,000 Offered Shares at a price of $0.50 per Offered share (the “Offering Price”) for aggregate gross proceeds of $25,000,000. The Offering was sold to a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. (collectively, the “Underwriters”) upon the terms of an underwriting agreement entered into among Lorus and the Underwriters. In addition, Lorus has granted to the Underwriters an over-allotment option to purchase up to 7,500,000 additional Common Shares at the Offering Price (the “Over-Allotment Option”) for a period ending 30 days following the closing of the Offering.

“We are pleased to have received strong support from our current and new investors, representing prominent global and US healthcare investment funds and Canadian institutional investors,” said William G. Rice, PhD, Chairman and Chief Executive Officer of Lorus. “We are confident that the proceeds from this Offering will allow us to make important advances in the clinical development and manufacturing scale-up of our lead program, LOR-253, which may have potential to become an important new anticancer therapeutic in AML and other hematologic cancers.”

Mr. Sheldon Inwentash, exercising control or direction over more than 10% of the common shares of Lorus prior to the Offering, participated in the Offering and acquired, through Pinetree Capital Ltd., an aggregate of 1,300,000 Offered Shares. After the close of the Offering, Mr. Inwentash and his joint actors, collectively hold 9,220,000 common shares of Lorus (8.2% of the issued and outstanding common shares of Lorus), 4,750,000 common share purchase warrants and convertible promissory notes in the amount of $150,000, convertible, at a conversion price of $0.30 per common share, into a maximum of 500,000 common shares of Lorus. If Mr. Inwentash and his joint actors were to exercise all of the warrants and convert all the convertible promissory notes controlled by them, they would hold 14,470,000 common shares of Lorus (12.31% of the issued and outstanding common shares of Lorus on a partially diluted basis). The participation of Mr. Inwentash and his joint actors in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of securities being issued to insiders nor the consideration being paid by insiders will exceed 25% of Lorus’ market capitalization. Lorus did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of insiders of Lorus had not been confirmed at that time.

The net proceeds from the Offering will be used to fund Lorus’ manufacturing program of LOR-253, support ongoing research and development programs, fund potential single agent expansion and drug combination Phase 2 trials in both Acute Myeloid Leukemia (AML) and myelodysplastic syndromes (MDS) patients (depending on Phase 1b clinical trial of LOR-253 results) and for general and corporate working capital purposes.

The Offered Shares were distributed under a short form prospectus dated April 4, 2013 and details of the distribution are set out in the short form prospectus which is available on SEDAR at www.sedar.com.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to Lorus’ plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com